Exhibit 3

Name of Fund	Assets (in millions)	Amount of Single Insured Bond

BofA Funds Series Trust	$115,549.39	$2,500,000
Columbia Funds Institutional Trust	$0.00	$50,000
Columbia Funds Series Trust I	$36,226.77	$2,500,000
Columbia Funds Variable Insurance Trust	$1,131.68	$1,250,000
Columbia Funds Series Trust II	$22.10	$250,000
Columbia Funds Master Investment Trust, LLC	$1,828.93	$1,500,000
Columbia Funds Series Trust	$37,684.78	$2,500,000
Columbia Funds Variable Insurance Trust I	$2,589.54	$1,900,000